Exhibit 99.4

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DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Expands Strategic Collaboration with Amgen in India

Hyderabad, India, September 16, 2016

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced that it has expanded its strategic collaboration with Amgen, one of the world’s leading independent biotechnology companies, to market and distribute three of Amgen’s medicines in India in the therapy areas of oncology and osteoporosis. Under the terms of the collaboration, Dr. Reddy’s will commercialise XGEVA®(denosumab), Vectibix® (panitumumab) and Prolia® (denosumab) in India.

In 2015, Dr. Reddy’s announced an initial strategic collaboration with Amgen to execute a full range of regulatory and commercial services to seek approval of and launch Amgen’s Kyprolis® (carfilzomib), BLINCYTO® (blinatumomab) and Repatha™ (evolocumab) in India. The collaboration leverages the capabilities of both companies, combining Amgen’s innovative therapies with Dr. Reddy’s deep understanding of patient and physician needs in India.

M.V.Ramana, Executive Vice President and Head of Emerging markets and India Business, Dr Reddy’s Laboratories Limited said, “We are delighted to continue our relationship with Amgen as it strengthens our constant endeavor to enhance patient’s access to novel treatment options across therapy areas. These medicines provide unique treatment options to physicians to address unmet medical need in the area of oncology and osteoporosis.”

Penny Wan, Amgen Vice President and General Manager, Japan Asia Pacific Region said, ”We are happy to strengthen our relationship with Dr Reddy’s. Amgen is committed to addressing unmet medical needs of patients in India, and we are pleased with the commitment Dr Reddy’s has demonstrated toward making our medicines available in India as quickly as possible.”

XGEVA is a RANK ligand (RANKL) inhibitor and is approved in India for the prevention of skeletal related events in patients with advanced malignancies involving bone.

Vectibix is an epidermal growth factor receptor (EGFR) antagonist approved in India for the treatment of adult patients with wild-type KRAS metastatic colorectal cancer (m-CRC) as first line treatment as monotherapy following disease progression, in wild type RAS m-CRC as first-line combination with FOLFOX and in second line in combination with FOLFIRI after prior treatment with fluoropyrimidine-based chemotherapy (excluding irinotecan).

Prolia is a RANK ligand (RANKL) inhibitor approved in India for treatment of post-menopausal women with osteoporosis at high risk for fracture and also for treatment of increased bone mass in men with osteoporosis. Often referred to as the “silent epidemic,” osteoporosis is a global problem that is increasing in significance as the population of the world both increases and ages. The World Health Organization (WHO) has recently identified osteoporosis as a priority health issue along with other major non-communicable diseases.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.